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[LOGO -- INTERTAPE POLYMER GROUP]

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                   Pursuant to Rule 13a -- 16 or 15d -- 16 of
                      the Securities Exchange Act of 1934

          "Intertape Polymer Group Inc. Expects Lower Than Anticipated
                            Fourth Quarter Revenue and Earnings"

                          INTERTAPE POLYMER GROUP INC.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under Cover Form 20-F or Form 40-F

        Form 20-F   X                                  Form 40-F
                   ---                                             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                           No   X
               ---                                             ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

December 20, 2000

                                          By:    /s/ ANGELA MASSARO-FAIN
                                            ------------------------------------
                                            Angela Massaro-Fain
                                            Advertising and Investor Relations
                                              Manager
                                            Intertape Polymer Group Inc.
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December 20, 2000                                              NYSE SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP



                          INTERTAPE POLYMER GROUP INC.

                         EXPECTS LOWER THAN ANTICIPATED

                       FOURTH QUARTER REVENUE AND EARNINGS

                            (stated in U.S. dollars)
                  (reported using Cdn GAAP other than as noted)


Montreal, Quebec, Canada, December 20, 2000 - Intertape Polymer Group Inc. (NYSE and TSE: ITP) today announced it expects that fourth quarter revenues are likely to be flat versus third quarter 2000 which were reported as $166.4MM. This revenue outlook differs from previous forecasts.

Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer stated "The slowdown in the North American economy has resulted in wavering market confidence and the entire industry has been affected by that overall softness. We are not immune to this slowdown which has started to impact our growth in the 2nd half of December. IPG has successfully completed the integration of the United Tape acquisition, and the opening of its Western Regional Distribution Center (RDC) in Los Angeles, California on December 7, 2000. The Atlanta, Georgia RDC is well on target for a February 2001 inauguration. These events will contribute to the erosion of fourth quarter revenue and earnings."

Mr. Yull also stated "Looking forward, the RDC Program coincides with the recent launch of Intertape's new Business to Business Beta sites. B2B will provide our customers with "real time" access to information on-line, such as order status and order tracking. These two programs will further reduce transaction costs, making IPG a more value-added supplier."

According to Mr. Andrew M. Archibald, C.A., "We are unable to avoid the current industry-wide downturn. Of course, we are disappointed with the results we are now experiencing. We anticipate that the slower economy and challenges in the packaging industry will continue into the first half of 2001. In light of this, we are taking further actions to reduce the Company's expense structure, and have implemented additional plans and programs to move the Company forward next year. In that regard, we expect 2001 revenues to increase approximately 20.0% to $800MM. The Company is reducing its 2001 EPS estimate to a range between $1.40 and $1.60."

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The Company will hold a conference call December 21, 2000 at 10:30 a.m. EST to discuss its business performance. The conference call can be accessed by dialing 1-888-313-1671, mention access code 17378304. A replay of the call will be available until December 28, 2000 at 12:30 p.m. EST. To access the playback, dial 1-800-633-8284 for North America domestic and 1-858-812-6440 for International. Mention access code 17378304.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in twenty North American and European locations.

FOR FURTHER INFORMATION CONTACT:            Melbourne F. Yull
                                            Chairman and Chief Executive Officer
                                            Intertape Polymer Group Inc.
                                            Tel: (514) 731-0731
                                            E-mail: itp$info@intertapeipg.com
                                            Web: www.intertapepolymer.com

THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

     - risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

     - actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

     - the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

     - the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.